

March 15, 2013

<u>Via E-mail</u>
Craig M. Bernfield
Chief Executive Officer
Aviv REIT, Inc.
303 West Madison Street
Suite 2400
Chicago, IL 60606

      Re: Aviv REIT, Inc.
               Amendment No. 3 to Registration Statement on Form S-11
               Filed March 11, 2012
               File No. 333-185532

Dear Mr. Bernfield:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Dilution, page 40</u>

1.   Please tell us how you calculated $525.8 million for pro forma net tangible book value after giving effect to your sale of 13.2 million shares in the offering.

2.   Please reconcile the amount of shares outstanding on pro forma basis of 47,773,683 as presented in the table with disclosure elsewhere indicating total of 47,252,717 shares of common stock and OP Units outstanding immediately after the consummation of the offering.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Jennifer Monick, Staff Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Robert L. Verigan
        Sidley Austin LLP